FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

APPROVES THREE-FOR-TWO STOCK SPLIT

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Tuesday, August 16, 2005 – JED Oil Inc. (Amex: JDO) today announced financial results for the second quarter ended June 30, 2005 and Board Approval for a three-for-two stock split.

First Half 2005 Compared to First Half 2004

▪

Revenue rose 478% to $3.94 million from $681,812;

▪

Cash flow increased dramatically to $2,528,473 from negative $10,556;

▪

Net income rose 376% to $998,921 from $362,567;

▪

Net income per share increased 225% to $0.10 versus a net loss of $0.08

▪

Average production increased 759% to 584 boe/d from 68 boe/d.  Production is currently approximately 800 boe/d.

“Although these results are reflective of our business plan, we anticipate accelerating our production growth upon completion of anticipated farm-in arrangements in North Dakota and with Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) on its pending acquisition of High Point Resources.  “A comprehensive drilling program on the High Point lands has been developed that includes 40 horizontal wells in the Desan area of northeast B.C., 15 wells in the Ferrier area and 15 wells in the Ricinus area of Alberta during the fall and winter drilling season,” stated Al Williams, President of JED.

JED is pleased to announce that Ken Pyo has joined the Company in the capacity of Senior Vice President of Engineering.  He has over 28 years of experience in the oil and gas industry.  Prior to joining JED, Mr. Pyo was Reservoir Engineering Manager at a senior independent oil and gas producer.  JED also announces that Don Ashton and Tom Dirks have resigned as officers of JED.  Don Ashton, previously the Vice President of Operations will remain with the Company as an operations consultant.

JED currently has four rigs under contract, is currently negotiating on two others and has five new rigs dedicated as they are built over the coming months.  The first of the five new rigs is scheduled for delivery in November 2005 with the remaining rigs to be delivered between November 2005 and June 2006.  “A substantial inventory of drilling projects resulting from Enterra Energy Trust’s proposed acquisition of High Point Resources and the anticipated development drilling based on the results to date in the Bakken play in North Dakota, warranted the expansion of our contract drilling fleet,” stated Tom Jacobsen, JED’s CEO.  JED recently raised $20 million to contract additional drilling rigs and accelerate its current drilling program.

 (more)

JED Oil News Release

August 16, 2005

Summarized financial and operational data (in US$ 000’s except for volumes and per share amounts)
All financial results are in accordance with US GAAP	Three months Ended June 30			Six months Ended June 30
	2005	2004	Change	2005	2004	Change
Production Information
Oil production (boe per day)	406	133	205%	461	67	588%
Gas production (mcf per day)	1,063	4	26,475%	735	2	36,650%
Total production (boe per day)	583	134	335%	584	68	759%

Financial Information
Petroleum and Natural Gas Revenue	$1,994	$396	403%	$3,734	$396	842%
Cash flow from operations	$1,707	$69	2,363%	$2,528	($11)	24,053%
Cash flow per share, basic	$0.18	$0.01	1,700%	$0.26	$0.00	N/A
Net Income (loss)	$865	($292)	397%	$999	($363)	376%
Net income (loss) per share, basic	$0.09	($0.03)	400%	$0.10	($0.08)	225%
Total debt	Nil	Nil	N/A	Nil	Nil	N/A
Operating information (on a per boe basis)
Average price received per bbl of oil	$38.28	$32.41	18%	$35.50	$32.41	9%
Average price received per mcf of gas	$5.99	$5.34	12%	$5.90	$5.34	10%
Average price received per boe	$37.57	$32.41	16%	$35.33	$32.41	9%
Operating costs per boe	$6.80	$5.65	20%	$5.06	$5.65	-10%
Operating netbacks per boe	$27.47	$21.66	27%	$24.91	$21.66	15%

“BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.”

A comprehensive financial report for the three months and six months ended June 30, 2005 will be available at  www.sec.gov and www.sedar.com.

Three-for-Two Stock Split

The Company also announced that its Board of Directors has approved a 3 for 2 stock split.  The record date for the shareholders meeting to approve the stock split is August 28, 2005 with the meeting to be held on September 28, 2005.  According to Bruce Stewart, Chief Financial Officer, “This action was taken by our Board to increase the number of shares outstanding.  We expect this action to help broaden the ownership of our shares by enhancing liquidity.  After this distribution, there will be approximately 14,565,000 shares of common stock outstanding.”

(more)

JED Oil News Release

August 16, 2005

Conference Call

JED Oil will host a conference call later today at 11:00 am Mountain Daylight Time/1:00 pm Eastern Daylight Time, to discuss the second quarter results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-0879.  Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call.  After opening remarks, there will be a question and answer period.  This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com.  To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

Andreas Marathovouniotis (212) 36-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com